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File No. 049801-0000

October 15, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:                                         Larry Spirgel, Assistant Director

Robert Littlepage

Christie Wong

Ajay Koduri

Re:                             Care.com, Inc.
Draft Registration Statement on Form S-1
Submitted on September 13, 2013
CIK No. 0001412270

Ladies and Gentlemen:

On behalf of Care.com, Inc. (the “Company”), we are hereby confidentially submitting Amendment No. 1 (“Amendment No. 1”) to the Company’s Draft Registration Statement on Form S-1 previously submitted, on September 13, 2013, to the Securities and Exchange Commission (the “Commission”) on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the “JOBS Act”) (the “Draft Submission”).  Amendment No. 1 has been revised to reflect the Company’s responses to the comment letter to the Draft Submission received on October 8, 2013 from the staff of the Commission (the “Staff”). For your convenience, we are providing by overnight delivery a courtesy package that includes ten copies of Amendment No. 1, five of which have been marked to show changes from the Draft Submission, as well as a copy of this letter.

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto.

General

1.                                      We note numerous blank spaces throughout the prospectus.  Please be advised that you should include the price, use of proceeds, dilution, capitalization, underwriting, and all other required information in an amendment to your Form S-1 prior to any

United States Securities and Exchange Commission October 15, 2013 Page 2

distribution of preliminary prospectuses so that we may complete our review.  Note that we may have additional comments once you have provided this disclosure.  Therefore, please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

Response:  The Company respectfully acknowledges the Staff’s comment and advises the Staff that it intends to include the information noted above in future filings.  The Company acknowledges that the Staff will require time to review the complete disclosure prior to any distribution of the preliminary prospectus.

2.                                      Please furnish a statement as to whether or not the amount of compensation to be allowed or paid to the underwriters has been cleared with FINRA.  Prior to the effectiveness of this registration statement, please provide us with a copy of the letter informing you that FINRA has no objections.

Response:  The Company respectfully advises the Staff that FINRA has not yet cleared the amount of compensation to be allowed or paid to the underwriters.  The Company will provide the Staff with a copy of the no objection letter once available.

3.                                      Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.  Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response:  The Company respectfully acknowledges the Staff’s comment and will supplementally provide the Staff with copies of written communications of the type referenced in the first sentence of the Staff’s comment. The Company further advises the Staff that at present it is not aware of any research reports of the type referenced in the second sentence of the Staff’s comment. If, following the date of this letter, any such reports are published or distributed, the Company will supplementally provide such communications to the Staff.

4.                                      You checked the box on the facing page of your registration statement indicating that are a non-accelerated filer; however, it appears that you qualify as a smaller reporting company.  Please advise or revise.

Response:  The Company respectfully advises the Staff that it does not believe it will qualify as a smaller reporting company based on the size of the offering the Company is currently contemplating.

United States Securities and Exchange Commission October 15, 2013 Page 3

Risk Factors, page 10

5.                                      It appears that you act as a financial intermediary when administering your consumer payments solutions for caregivers and clients.  Tell us whether the Bank Secrecy Act of 1970 and associated regulations applies to your business and whether you are subject to its anti-money laundering provisions.  If so, consider including a risk factor detailing your risk of non-compliance.

Response:  The Company respectfully advises the Staff that the Company believes its current consumer payments offerings are not subject to the Bank Secrecy Act and its anti-money laundering provisions due to the fact that the Company relies on financial institutions and third-party payment processors to process its financial transactions and ensure compliance with applicable laws, including the Bank Secrecy Act.  Furthermore, the Company does not issue or provide any pre-paid access cards to its caregivers or any other members that would subject the Company to the provisions of the Bank Secrecy Act.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 41

Key Business Metrics, page 43

6.                                      Please disclose the number total paying caregivers and total revenue per caregiver.

Response: The Company respectfully advises the Staff that the Company does not consider the caregiver component of its business to be separate and distinct; rather, the Company believes that revenue generated from caregivers is a byproduct of the families that have registered on its site.  As such, the Company includes the revenue generated by caregivers as part of the average revenue per family.  This presentation is consistent with how management reviews and monitors this metric in the operation of the business. The Company therefore believes that this presentation in the current Draft Submission helps prospective investors see the Company’s business and financial results “through the eyes of management”.

Results of Operations, page 47

7.                                      For the periods presented, please disclose the amount of increase in revenue driven by an increase in the kinds of paying members, whether by paying family or caregiver.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised pages 48 and 50 of Amendment No. 1 to include such disclosure.

United States Securities and Exchange Commission October 15, 2013 Page 4

Quarterly Results of Operations Data, page 53

8.                                      Please disclose the quarterly financial data for each full quarter of fiscal year 2011 pursuant to Item 302(a)(1) of Regulation 8-K.

Response:  The Company respectfully advises the Staff that it is not required to furnish selected quarterly financial data in its Registration Statement pursuant to Item 302(a)(1) of Regulation S-K based on the guidance in Section 1620.1 of the Division of Corporation Finance Financial Reporting Manual. However, the Company has elected to disclose certain quarterly financial information. Specifically, the Company has included quarterly financial information for the interim periods in fiscal years 2013 and 2012 because management believes this data enhances the reader’s understanding of the business and the trends in the Company’s operations. The Company excluded quarterly financial information for fiscal year 2011 because management believes changes to the Company’s business in 2012, including two acquisitions, render that data largely irrelevant to an understanding of the Company’s business and trends.

9.                                      Please revise the table to present quarterly per share data as required by Item 302(a)(1) of Regulation S-K.

Response:  The Company respectfully refers the Staff to the Company’s response to Comment No. 8 above.  While not required to furnish quarterly per share data in its Registration Statement pursuant to Item 302(a)(1) of Regulation S-K, the Company has revised page 53 of Amendment No. 1 to include the requested data.

Business, page 68

10.                               Please add a section regarding the regulations affecting your business.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised pages 87 and 88 of Amendment No. 1 to include a section regarding the regulations affecting the Company’s business.

Executive and Director Compensation, page 96

11.                               We note that you list corporate performance goals for your 2012 bonus program.  However, it appears that amounts were paid under this plan not because those goals were met, but because the board determined that the company’s “overall strong performance” warranted payment.  It is not clear whether awards under this plan are directly tied to performance measures or are primarily awarded in the discretion of the board.  If the latter, the amounts are more properly reported under the Bonus column.  Please advise.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised pages 98 and 99 of Amendment No. 1 to clarify the description of the Company’s 2012 cash bonus program.

United States Securities and Exchange Commission October 15, 2013 Page 5

12.                               Please disclose the factors that the board considered in determining the Company’s “overall strong performance”.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised pages 98 and 99 of Amendment No. 1 to provide additional disclosure related to the Company’s 2012 cash bonus program.

13.                               Further please explain how the achievement of the individual goals was factored into calculating the final bonus amount.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised pages 98 and 99 of Amendment No. 1 to provide additional disclosure related to the Company’s 2012 cash bonus program.

Amortization and Impairment of Intangible Assets, page F-15

14.                               We note that you revised the useful life of Betreut’s existing technology platform to one year as a result of your migration plan.  Please separately identify this intangible asset in the table on F-24.  Also clearly disclose the amount originally assigned to this intangible asset and its original estimated useful life, and advise us.

Response:  The Company respectfully advises the Staff that the “existing technology platform” referenced in Note 2 to Consolidated Financial Statements on page F-16  of the Draft Submission is the same intangible asset as the “proprietary software” in the table on page F-24. There are no other intangible assets included within the “proprietary software” balance for Besser Betreut GmbH (“Betreut”). As is disclosed in the table on page F-24, the amount originally assigned to this intangible asset was approximately $1,950,000 and its original estimated useful life was five years. The Company has revised its disclosure in Amendment No. 1 to identify the intangible asset as “proprietary software” consistently throughout the Notes to Consolidated Financial Statements.

Besser Betreut Gmbh Audited Financial Statements, page F-60

15.                               Regarding your acquisition of Besser Betreut Gmbh, please provide us your tests of significance prepared in accordance with Rule 3-05 of Regulation S-X.

Response:   The Company respectfully acknowledges the Staff’s comment and sets forth in the table below the tests of significance regarding the acquisition of Betreut:

	Purchase Price/ Proportionate Interest as of December 31, 2011	Consolidated Balance for Year-Ended December 31, 2011	Significance
	(In thousands)
Asset Test	$975(1)	$37,444	2.6% ($975/$37,444)
Investment Test	$23,273	$37,444	62.2% ($23,273/$37,444)
Income Test	$235(1)	$12,152	1.9% ($235/$12,152)
Greatest Level of Significance		62.2%

United States Securities and Exchange Commission October 15, 2013 Page 6

(1)As discussed in the Company’s letter to the Staff dated August 2, 2013 (the “Request Letter”) requesting partial relief from the historical financial statement requirements of an acquired business under Regulation S-X Rule 3-05 in the Company’s registration statement related to its acquisition of Betreut, Betreut has not historically prepared financial statements in accordance with generally accepted accounting principles (“GAAP”) nor have the pre-acquisition financial statements been audited. The Company has faced significant challenges obtaining GAAP financial statements for any period prior to 2012. The Company has performed the significance tests based on the information currently available for Betreut during the relevant period.

The Company also respectfully advises the Staff that, in accordance with the Staff’s letter dated August 13, 2013 in response to the Request Letter, in which the Staff agreed not to object to the omission of two years of audited financial statements required under Rule 3-05 of Regulation S-X, the Draft Submission included, and Amendment No. 1 continues to include, audited financial statements for the year ended December 31, 2012, including Betreut since July 5, 2012 (the date of the Betreut acquisition) and audited financial statements of Betreut for the period from January 1, 2012 through July 5, 2012.

We hope the foregoing answers are responsive to your comments.  Please do not hesitate to contact me by telephone at (781) 434-6612 or by fax at (781) 434-6601 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Susan L. Mazur

Susan L. Mazur
of LATHAM & WATKINS LLP

Enclosure

cc:                                Sheila Lirio Marcelo, Care.com, Inc.

John Leahy, Care.com, Inc.

Diane Musi, Care.com, Inc.

Patrick O’Brien, Ropes & Gray LLP

Thomas Holden, Ropes & Gray LLP

John H. Chory, Latham & Watkins LLP

Stephen W. Ranere, Latham & Watkins LLP